Exhibit 99.1

CREDIT SUISSE Eleven Madison Avenue New York, NY 10010 USA	Telephone 1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces a Modification to its REML ETNs

New York March 20, 2020 Credit Suisse AG (“Credit Suisse”) announced today a modification, effective March 23, 2020, to the calculation of the Intraday Indicative Value for its Credit Suisse X-Links Monthly Pay 2xLeveraged Mortgage REIT ETNs (“REML”).

On March 18, 2020, the intraday indicative value of REML fell to zero and as a result, in accordance with the pricing supplement relating to REML, the intraday indicative value has remained at zero. In view of the continued trading of REML on the NYSE Arca, Credit Suisse has determined to suspend the application of the requirement that the intraday indicative value remain at zero. Effective at the opening of trading on March 23, 2020, the intraday indicative value of REML will be calculated and published  in accordance with the formula provided in the pricing supplement, but without regard to the requirement that it remain at zero. Notwithstanding this modification, the closing indicative value and the intraday indicative value of REML will continue to be published by the IV Calculation Agent on each trading day under the Bloomberg ticker symbol “REMLIV <INDEX>” and under the Yahoo! Finance ticker symbol “^REML-IV”.

Although the intraday indicative value is meant to approximate the expected trading price of REML in a liquid market, it is provided for reference purposes only, and is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale or termination of REML, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. For this reason and others, the actual trading price of the ETNs may be different from their intraday indicative value.

None of the other ETNs offered by Credit Suisse are affected by this announcement. All dates referenced above are subject to change, including postponement due to certain events.

Title of ETN	ETN Ticker Symbol	ETN CUSIP
Credit Suisse X-Links Monthly Pay 2xLeveraged Mortgage REIT ETNs due July 11, 2036	REML	22539T282

Press Contacts

Karina Byrne, Credit Suisse AG, telephone +1 212 538 8361, karina.byrne@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world’s leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). Our strategy builds on Credit Suisse’s core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 47,860 people. The registered shares (CSGN) of Credit Suisse AG’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.